May 12, 2005

via U.S. mail and facsimile

David A. Conway
President
Water Chef, Inc.
1007 Glen Cove Avenue, Suite 1
Glen Head, New York 11545

Re:	   Water Chef, Inc.
	Registration Statement on Form SB-2
	File No.: 333-122252
	Amended May 5, 2005

Dear Mr. Conway,

	This is to advise you that the staff has reviewed only those portions of the above registration statement that relate to the selling securityholder and signature page requirements and have the following comments in that regard. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Exhibit 10.3 to the Company`s SB-2/A is a Subdistributorship Agreement dated May 18, 2001, between 4 Clean Waters LTD. and the distributor, which is the exclusive licensee of
Water Chef.  The Agreement is incorporated by reference to Exhibit
10.2 to the Company`s Form 10-KSB/A (file number 0-30544) filed November 17, 2003. The Agreement grants to the subdistributor the exclusive right and license to sell and promote the sale of Water Chef`s Pure Safe Water Station and related components in, among other places, Sudan.

Please describe for us your/your distributors` and/or sub-distributors` relationships with Sudan, and/or Sudanese entities, and whether any Sudanese entity with which you have contact is an agency of, or controlled by, the government of Sudan. In light of the fact that Sudan has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the materiality to the Company of your contacts with Sudan and/or entities located there, and give us your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Selling Securityholders

2. For selling securityholders that are broker-dealers the registration statement must state that they are underwriters. For those selling securityholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers who are affiliates of broker-dealers are also underwriters.

3. Please clarify, if true, that Jeffrey and Barry Resnick have voting and dispositve power over the shares held by The Resnick
Group, LLC.


Closing Comments

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to Craig Slivka at (202) 942-
7470.
You may also direct questions to Chris Edwards, who supervised the review of your filing, at (202) 942-2842.

						Sincerely,


						Pamela A. Long
						Assistant Director


cc: 	Robert H. Friedman, Esq.
	Fax 212-451-2222
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE